UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

001-36179

(Commission File Number)

CELATOR PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

200 PrincetonSouth Corporate Center Suite 180 Ewing, New Jersey 08628 (609) 243-0123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note: On July 22, 2016, a Form 15 was filed by Celator Pharmaceuticals, Inc. prior to the effectiveness of its Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-193720) and its Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-188970) (collectively, the “Post-Effective Amendments”), which Post-Effective Amendments were filed on July 12, 2016 and July 27, 2016, respectively. The Post-Effective Amendments have become effective and the unsold securities registered for issuance under the Registration Statement on Form S-3 (File No. 333-193720) and the Registration Statement on Form S-1 (File No. 333-188970) have been deregistered. Accordingly, the purpose of this Amendment No. 1 is to withdraw the previous Form 15 filing with respect to the securities covered thereby and to replace such filing with this Amendment No. 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Celator Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 2, 2016	CELATOR PHARMACEUTICALS, INC.

	By:	/s/ Suzanne Sawochka Hooper
		Name:	Suzanne Sawochka Hooper
		Title:	Secretary

[Signature Page to Form 15/A]